UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Vesting of executive share awards dated 16 March 2021, prepared by WPP plc.

WPP plc (the "Company")

Vesting of executive share awards

Notification of Transactions of Directors/Persons Discharging Managerial Responsibilities or their Connected Persons

The Company announces that the following persons discharging managerial responsibilities transacted in ordinary shares of 10 pence each in the Company due to the vesting of awards made under the terms of the following share plans:

1.
The 2016 Executive Performance Share Plan ("EPSP") award made on 28 November 2016, as a result of the performance conditions attaching to the 2016 EPSP awards having been satisfied as to 5%. The 2016 EPSP shares vested on 15 March 2021.
2.
The 2018 Executive Share Award ("ESA") made on 30 May 2019. The ESA shares vested on 12 March 2021.
3.
The 2019 EPSP award made on 24 September 2019, as a result of the performance conditions attaching to the 2019 EPSP awards having been satisfied as to 91%. The 2019 EPSP shares vested on 15 March 2021.

Name of Executive Director	2016 EPSP Shares vested	2018 ESA Shares vested	2019 EPSP Shares vested	Total number of shares vested	Total number of shares sold to cover statutory withholding liabilities	Date of sale
Mark Read	3,477	67,749	-	71,223	N/A	N/A
John Rogers	N/A	N/A	168,843	168,843	79,515	15 March 2021

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mark Read
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP plc 2016 Executive Performance Share Plan award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£9.111202	3,477
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	15 March 2021
f)	Place of the transaction	London Stock Exchange
Transaction 2
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP plc 2018 Executive Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£9.02	67,749
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	12 March 2021
f)	Place of the transaction	London Stock Exchange

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	John Rogers
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
Transaction 1
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP plc 2019 Executive Performance Share Plan award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£9.111202	168,843
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	15 March 2021
f)	Place of the transaction	London Stock Exchange
Transaction 2
b)	Nature of the transaction	Sale of Ordinary Shares made under the WPP plc 2019 Executive Performance Share Plan award to cover statutory withholding liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£9.111202	79,515
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	15 March 2021
f)	Place of the transaction	London Stock Exchange

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Contact for further information:

Chris Wade, WPP
+44 (0)20 7282 4600

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, clients and communities. For more information, visit www.wpp.com.
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 16 March 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary